February 7, 2017
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CLIENT/MATTER NUMBER
082961-0137

Via EDGAR System

Lauren Hamill U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-215503), Filed January 10, 2017

Ladies and Gentlemen:

Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to the reorganization of the Hennessy Large Value Fund into the Hennessy Cornerstone Value Fund (each a “Fund” and, together the “Funds”).

On behalf of the Company, set forth below are the Company’s responses to certain oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).

General

1.    Please file a delaying amendment for the Filing.

Response:  The Funds will file a delaying amendment in connection with filing a pre-effective amendment to reflect responses to the Staff’s comments on the Filing.

2.    The auditors’ consent references the incorrect date for the auditors’ report.  Please file a corrected consent.

Response:  The Funds will file a corrected auditors’ consent with the pre-effective amendment.  We note that the consent will be re-issued versus filing a new consent.  Section 4810 of the Financial Reporting Manual of the Division of Corporation Finance provides that a new consent is only required if one of the following items is applicable:

a.	Whenever any change, other than typographical, is made to the financial statements. This is not applicable as there have been no changes to the Company’s financial statements.

b.	For an amendment if there have been intervening events since the prior filing that are material to the company. This is not applicable as there have been no material events that impact the Funds or the Company since the Filing was original made.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

c.	Prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days. This is not applicable as the consent will be re-issued within the 30-day period since the Filing was made.

Filing

3.    We note that a relatively small percentage of the Funds’ portfolios overlap.  Will this result in forced sales?  Are there planned sales?  Please clarify with a view to any needed supplemental disclosure.

Response:  There are no forced or planned sales.  The Hennessy Cornerstone Value Fund has adopted a policy that allows the Fund to continue to hold the portfolio securities of an acquired fund for an indefinite period of time.  In connection with the acquisition, the Hennessy Cornerstone Value Fund will not dispose of the acquired securities until the next rebalancing date.  On any such rebalancing date, the Hennessy Cornerstone Value Fund applies the same investment criteria to the securities acquired from the target fund as it applies to the securities it possessed on the date of the transaction.  The Hennessy Cornerstone Value Fund may also dispose of the acquired securities for the purpose of funding redemptions made in the ordinary course without violating its policy.

4.    Please provide more detail on the reasons for the Reorganization.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

Hennessy Advisors, Inc. (the “Manager”), the investment adviser to the Funds, reviewed and assessed the continued operation of the Large Value Fund in connection with changes at the sub-advisor that eventually resulted in all but one of the Funds’ portfolio managers terminating employment with the sub-advisor.  The Manager concluded that it was not satisfied with the portfolio manager changes, nor with the proposed replacements for portfolio managers who departed the sub-advisor.  In light of these changes and the inability of the Fund to attract significant assets, the Manager recommended that the Large Value Fund be reorganized into the Cornerstone Value Fund because the Manager believes the two Funds offer investors a comparable investment product, but the Cornerstone Value Fund has lower expenses with a proven track record comparable to the Large Value Fund in the three-year and five-year periods, and outperforming the Large Value Fund in the one-year and ten-year periods.

In considering the recommendation of the Manager, the Trustees also considered the liquidation of the Large Value Fund.  They concluded that participation by the Large Value Fund in the Reorganization would be in the best interests of the Large Value Fund, as it would provide investors with a comparable investment product with lower expenses and with a proven track record comparable to the Large Value Fund in the three-year and five-year periods, and outperforming the Large Value Fund in the one-year and ten-year periods.  In recommending the Reorganization, the Trustees also noted the following: (1) the Large Value Fund’s prospects for future sales appear to be less favorable than those of the Cornerstone Value Fund, (2) the costs of the Reorganization will be borne by the Manager, and (3) the tax-free nature of the Reorganization.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

5.    Please specify when the Cornerstone Value Fund is normally rebalanced.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The expenses of the Reorganization will be borne by the Manager.  Following the Reorganization, the Cornerstone Value Fund will hold the assets of the Large Value Fund that it acquires until the Cornerstone Value Fund rebalances its portfolio pursuant to its customary procedures.  The Manager will not pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that may result from the Cornerstone Value Fund rebalancing its portfolio in the ordinary course following the Reorganization.  The Cornerstone Value Fund generally rebalances its portfolio in a winter month: November, December, January, February, or March.

6.    Please revise the reference to the Funds’ Prospectus to delete the reference to “from time to time” and replace it with “to date.”

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

This synopsis is qualified by reference to the more complete information contained herein as well as in the Prospectus of the Hennessy Large Value Fund (the “Large Value Fund”) and the Hennessy Cornerstone Value Fund (the “Cornerstone Value Fund”), dated February 29, 2016, as supplemented to date, which includes information about the funds, and in the Plan attached hereto as Exhibit A.

7.    Please revise the disclosure to specify what information the Board of Trustees requested before considering the proposed reorganization.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The Funds’ investment advisor, Hennessy Advisors, Inc. (the “Manager”), recommended that the Board of Trustees (the “Trustees”) of the Trust approve the Plan.  Before considering the proposed Reorganization, the Trustees requested and received information about the Plan and information about the Funds, including their historical performance and sales information, expense information and information about their portfolio managers.

In assessing the information provided, the Trustees considered the factors discussed below, among others, from the point of view of the interests of the Large Value Fund and its shareholders.  After careful consideration, the Trustees, including all Trustees who are not “interested persons” of the Funds, the Manager or its affiliates, determined that Reorganization would be in the best interests of the Large Value Fund and that the interests of existing shareholders of the Funds would not be diluted as a result of the Reorganization.  The Trustees have unanimously approved the Plan.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

8.    Please revise the disclosure to provide more detail about the Capital IQ Database.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The Cornerstone Value Fund invests in larger, dividend-paying companies (companies with market capitalization that exceeds the average of the Capital IQ Database (the “Database”) (formerly known as the Standard & Poor’s Compustat® Database)) by utilizing a highly disciplined, quantitative formula known as the Cornerstone Value Strategy® (the “Value Strategy”).  The universe of stocks consists of 19,387 issuers with an average market capitalization of $5.713 billion as of January 31, 2017.  The Fund invests in both domestic and foreign companies whose securities are listed on a U.S. national securities exchange and American Depositary Receipts, which are U.S. dollar-denominated securities of foreign issuers traded in the U.S.  The Value Strategy then selects the 50 common stocks with the highest dividend yield as of the date of purchase from the Database that also meet the following criteria:

1.	Market capitalization that exceeds the Database average.

2.	Number of shares outstanding that exceeds the Database average.

3.	Twelve-month sales that are 50% greater than the Database average.

4.	Cash flow that exceeds the Database average.

9.    Please revise the disclosure to add a summary of the main differences between the Funds.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

Set forth below are details about the Funds.  The following highlights the main differences between the Funds:

•	The Large Value Fund is an actively managed Fund with its portfolio managers evaluating companies to find undervalued stocks, while the Cornerstone Value Fund utilizes a quantitative formula to find undervalued stocks.

•	The Large Value Fund’s portfolio managers regularly asses and adjust the Fund’s portfolio, while the Cornerstone Value Fund holds the stocks the formula selects until the next annual rebalancing of the formula.

•	The Cornerstone Value Fund may invest in foreign securities and ADRs on a principal basis, while the Large Value Fund may not.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

10.    Please revise the disclosure to specify the other Hennessy Funds into which the Funds may be exchanged.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

Shareholders of the Funds may exchange shares of the Funds for shares of any of the other Hennessy Funds: the Hennessy Cornerstone Growth Fund, the Hennessy Focus Fund, the Hennessy Cornerstone Mid Cap 30 Fund, the Hennessy Cornerstone Large Growth Fund, the Hennessy Total Return Fund, the Hennessy Equity and Income Fund, the Hennessy Balanced Fund, the Hennessy Gas Utility Fund, the Hennessy Small Cap Financial Fund, the Hennessy Large Cap Financial Fund, the Hennessy Technology Fund, the Hennessy Japan Fund, and the Hennessy Japan Small Cap Fund.  Exchanges may take place any day that the Hennessy Funds and the New York Stock Exchange are open for business.  Shareholders of the Funds may also exchange shares of the Funds for shares of the First American Prime Obligations Fund, a money market mutual fund that is not affiliated with the Trust or the Manager.  Exchanges are done at no cost.

11.    Please revise the disclosure to specify what months are included in the reference to winter, and to specify what portion of the acquired portfolio could be rebalanced.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

Following the Reorganization, the Cornerstone Value Fund will hold the assets of the Large Value Fund that it acquires until the Cornerstone Value Fund rebalances its portfolio in winter, pursuant to its customary procedures.  The months in which the Cornerstone Value Fund generally rebalances its portfolio are November, December, January, February and March.  In connection with the Cornerstone Value Fund rebalancing its portfolio in the ordinary course, potentially all of the assets of the Large Value Fund may be sold, as could the current portfolio of the Cornerstone Value Fund.  The Cornerstone Value Fund will apply the same investment criteria to the securities acquired from the Large Value Fund as it applies to the securities it possessed prior to the Reorganization.  The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Large Value Fund’s basis in such assets.  Any net capital gains (i.e., the excess of net realized long-term capital gains over net realized short-term capital losses) and any net realized short-term capital gains recognized in these sales will be distributed to the shareholders as capital gain dividends and ordinary dividends, respectively, during or with respect to the year of sale, and such distributions will be taxable to shareholders.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

12.    Please revise the disclosure to more clearly identify which risk factors are common and which risk factors are not common.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

By investing in equity securities, the Funds may expose shareholders to certain market risks that could cause shareholders to lose money.  These risks include:

Risks Associated With Both Funds:

•	Market Risk;

•	Medium-Sized Companies Risk; and

•	Value Investing Risk.

Risks Associated Only With the Cornerstone Value Fund:

•	Formula Investing Risk; and

•	Foreign Securities Risk.

Risk Associated Only With the Large Value Fund:

•	High Portfolio Turnover Risk.

13.    Please ensure that the fees reflected in the disclosure are current fees.

Response:  The Funds confirm that the disclosure reflects the current fees.

14.    Please ensure that the paragraph under the “Example” is properly formatted.

Response:  The Funds confirm that the formatting has been fixed.

15.    Please revise the disclosure to use the same defined terms in both the discussion of the terms of the plan and the plan itself, reference book entry for the shares to be issued in the reorganization, provide clarification about the rebalancing of the Cornerstone Value Fund, specify the cutoff for redeeming out of the Large Value Fund, specify the significant conditions to the plan of reorganization, and reference the ability to amend the plan.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

As provided in the Plan, the Cornerstone Value Fund will acquire all the assets and assume all the liabilities, expenses and obligations of the Large Value Fund on the closing date of the Reorganization (the “Closing Date”).  In return, the Cornerstone Value Fund will issue, and the Large Value Fund will distribute to its shareholders, a number of full and fractional shares of the Cornerstone Value Fund, determined by dividing the net value of all the assets of the Large Value Fund by the NAV of one share of the Cornerstone Value Fund.  For this purpose, the Plan provides the times for and methods of determining the net value of the assets of each Fund.  The Plan provides that each shareholder of the Large Value Fund will be credited with shares of the Cornerstone Value Fund corresponding to the aggregate NAV of the Large Value Fund shares that the shareholder holds of record as of the close of trading on the business day immediately preceding the Closing Date (the “Valuation Date”).

Following the distribution of the Cornerstone Value Fund shares by book entry, in full liquidation of the Large Value Fund, the Large Value Fund will wind up its affairs and terminate as soon as is reasonably possible after the Reorganization.

The projected expenses of the Reorganization will be borne by the Manager.  (The Manager will not pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that may result from the Cornerstone Value Fund rebalancing its portfolio in the ordinary course following the Reorganization; the Cornerstone Value Fund generally rebalances its portfolio on an annual basis in a winter month: November, December, January, February or March.)

Under applicable legal and regulatory requirements, none of the Large Value Fund’s shareholders will be entitled to exercise objecting shareholders’ appraisal rights, namely, to demand the fair value of their shares in connection with the Reorganization. Therefore, shareholders will be bound by the terms of the Reorganization under the Plan. However, any shareholder of the Large Value Fund may redeem their shares prior to the close of trading on the Valuation Date.

Completion of the Reorganization is subject to conditions set forth in the Plan, including, but not limited to, the effectiveness of this Registration Statement on Form N-14, the declaration of a dividend distributing all of the Large Value Fund’s investment company taxable income and that neither Fund has undergone a material adverse change. The Trustees may either terminate or amend the Plan under certain circumstances without the approval of either Fund’s shareholders. Among other circumstances, the Trustees may terminate the Plan upon a determination that proceeding with the Plan is not in the best interests of a Fund or of its shareholders.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

16.    Please revise the disclosure to clarify the application of net asset value when shares are purchased or redeemed.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

Following the Reorganization, the Cornerstone Value Fund shares may be purchased and redeemed based upon the net asset value of the Cornerstone Value Fund next determined after receipt of the purchase or redemption request.

17.    Please revise the disclosure to specify what other alternatives were considered, and what information was requested.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The Manager reviewed and assessed the continued operation of the Large Value Fund in connection with changes at the sub-advisor that eventually resulted in all but one of the Funds’ portfolio managers terminating employment with the sub-advisor.  The Manager concluded that it was not satisfied with the portfolio manager changes, nor with the proposed replacements for portfolio managers who departed the sub-advisor.  In light of these changes and the inability of the Fund to attract significant assets, the Manager recommended that the Large Value Fund be reorganized into the Cornerstone Value Fund because the Manager believes the two Funds offer investors a comparable investment product, but the Cornerstone Value Fund has lower expenses with a proven track record comparable to the Large Value Fund in the three-year and five-year periods, and outperforming the Large Value Fund in the one-year and ten-year periods.

In considering the recommendation of the Manager, the Trustees also considered the liquidation of the Large Value Fund.  They concluded that participation by the Large Value Fund in the Reorganization would be in the best interests of the Large Value Fund, as it would provide investors with a comparable investment product with lower expenses and with a proven track record comparable to the Large Value Fund in the three-year and five-year periods, and outperforming the Large Value Fund in the one-year and ten-year periods.  In recommending the Reorganization, the Trustees also noted the following: (1) the Large Value Fund’s prospects for future sales appear to be less favorable than those of the Cornerstone Value Fund, (2) the costs of the Reorganization will be borne by the Manager, and (3) the tax-free nature of the Reorganization.

Before considering the proposed Reorganization, the Trustees requested and received information about the Plan and information about the Funds, including their historical performance and sales information, expense information and information about their portfolio managers.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

In assessing the information provided, the Trustees considered the factors discussed below, among others, from the point of view of the interests of the Large Value Fund and its shareholders.  After careful consideration, the Trustees, including all Trustees who are not “interested persons” of the Funds, the Manager or its affiliates, determined that Reorganization would be in the best interests of the Large Value Fund and that the interests of existing shareholders of the Funds would not be diluted as a result of the Reorganization.  The Trustees have unanimously approved the Plan.

18.    Please revise the disclosure to expand on the factors considered by the trustees.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The Trustees considered, among other things:

•	The Manager discussed with the Trustees that it believes that the Reorganization would benefit the Large Value Fund and its shareholders by potentially resulting in a lower expense ratio;

•	Potential shareholder benefits, including the fact that the pro forma total expense ratio of the combined Fund is expected to be lower than the current expense ratio of the Large Value Fund;

•	The current asset level of the Large Value Fund and the combined pro forma asset level of the combined Fund, which may allow the combined Fund to benefit from economies of scale;

•	The historical performance of the Funds, noting that the Cornerstone Value Fund has a proven track record comparable to the Large Value Fund in the three-year and five-year periods, and outperforming the Large Value Fund in the one-year and ten-year periods;

•	The investment objective and principal investments of the Funds, noting that the Cornerstone Value Fund would provide investors with a comparable investment product with lower expenses and with a proven track record comparable to the Large Value Fund in the three-year and five-year periods, and outperforming the Large Value Fund in the one-year and ten-year periods;

•	The form of the Plan and the terms and conditions of the Reorganization, noting the costs of the Reorganization will be borne by the Manager;

•	The fact that the Funds have substantially similar advisory contract terms, and the Cornerstone Value Fund pays a lower advisory fee rate;

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

•	Whether the Reorganization would result in the dilution of shareholders’ interests, concluding that they will not;

•	The fact that no changes in service providers, other than the Large Value Fund’s sub-advisor, would result from the Reorganization;

•	The benefits of the Reorganization to the Manager, which will benefit from the elimination of the sub-advisory fee paid in connection with managing the Large Value Fund;

•	The fact that the Cornerstone Value Fund will assume all the liabilities, expenses and obligations of the Large Value Fund;

•	The expected federal income tax consequences of the Reorganization, noting that it will be tax free; and

•	The expenses of the Reorganization, and the fact that these would be borne by the Manager.

19.    Please revise the disclosure to reflect that there are no capital loss carryovers of the Large Value Fund.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

(7) the Cornerstone Value Fund should succeed to the capital loss carryovers of the Large Value Fund, if any, but the use of the Large Value Fund’s existing capital loss carryovers (as well as the carryovers of the Cornerstone Value Fund) may be subject to limitation under Section 383 of the Code after the Reorganization

20.    Please revise the disclosure to provide an estimate of the capital gains distributions and brokerage commissions that would be incurred upon rebalancing the portfolio of the Large Value Fund.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

If the Reorganization had occurred as of January 31, 2017, and the Cornerstone Value Fund had rebalanced its portfolio on the next business day, approximately [___]% of the Cornerstone Value Fund’s portfolio would have turned over, which would have resulted in approximate trading costs (including brokerage commissions, taxes, and custodian fees) of approximately $[______] and capital gains distributions of $[______].

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

21.    Consider deleting the following paragraph if it is duplicative: “Shareholders of the Large Value Fund are encouraged to consult their tax advisers regarding the effect, if any, of the Reorganization in light of their individual circumstances.  Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.”

Response:  The Funds have deleted the paragraph.

22.    Please revise the disclosure to add an explanatory note to the capitalization table and an explanation for the adjustments.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The pro forma information should be read in conjunction with the historical financial statements and notes thereto of the Large Value Fund and the Cornerstone Value Fund set forth in the current Annual Report of each of the Large Value Fund and the Cornerstone Value Fund for the fiscal year ended October 31, 2016.

	Large Value Fund	Cornerstone Value Fund	Pro Forma Adjustments	Pro Forma Combined
Investor Class Shares
Aggregate Net Assets	$129,683,391	$126,532,210	—	$256,215,601
Shares Outstanding	4,221,633	6,892,092	2,842,117 (A)	13,955,842
Net Asset Value Per Share	$30.72	$18.36	—	$18.36

Institutional Class Shares
Aggregate Net Assets	$2,858,550	$1,881,136	—	$4,739,686
Shares Outstanding	92,822	102,229	62,524 (A)	257,575
Net Asset Value Per Share	$30.80	$18.40	—	$18.40

(A)	Adjustment reflects additional shares issued in conversion.

23.    Please consider adding cross references to the Prospectus where appropriate.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

For a discussion of the Large Value Fund’s principal risks, see the discussion above under Section II, “Principal Risk Factors.”  For a further discussion of the Large Value Fund’s investment objectives and investment strategies, see the Prospectus of the Large Value Fund dated February 29, 2016, as supplemented to date.

For a discussion of the Funds’ fees and expenses, see the discussion above under Section III, “Comparison Fee Table and Example.”  For a further discussion of the Funds’ fees and expenses, see the Prospectus of the Funds’ dated February 29, 2016, as supplemented to date.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

24.    Please specify the universe of stocks in the Capital IQ Database.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

•	The Fund selects stocks from the universe of stocks in the Capital IQ Database (formerly known as the Standard & Poor’s Compustat® Database). The universe of stocks consists of 19,837 issuers with an average market capitalization of $5.713 billion as of January 31, 2017. The Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

25.    Please add the performance information to the body of the prospectus.

Response:  The Funds have revised the disclosure as requested.

26.    Please clearly state the portfolio managers of the combined Fund.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

Following the Reorganization, Neil J. Hennessy, Ryan C. Kelley, and Brian E. Peery will be primarily responsible for the day-to-day management of the portfolio of the Cornerstone Value Fund and for developing and executing the Fund’s investment program.

27.    Please clarify that the account minimum applies to both Funds.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The minimum initial investment in Investor Class shares of each Fund is $2,500 for regular accounts and $250 for Individual Retirement Accounts (referred to as an IRA).

28.    Please clarify that an involuntary redemption may be a taxable event.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

A Fund may redeem the shares in your Investor Class account if the value of your account is less than $2,500 for three months or longer as a result of redemptions you have made. This does not apply to retirement plan or Uniform Gifts or Transfers to Minors Act accounts. You will be notified that the value of your Investor Class account is less than $2,500 before a Fund makes an involuntary redemption. You will then have 60 calendar days in which to make an additional investment to bring the value of your account to at least $2,500 before the Fund takes any action.  Any time shares are redeemed in a taxable account, it is considered a taxable event.  You are responsible for any tax liabilities associated with an involuntary redemption of your account.

Lauren Hamill
U.S. Securities and Exchange Commission
February 7, 2017

29.    Please correct the date of the auditors’ report.

Response:  In response to Staff’s comments, the Funds have revised the disclosure as requested.  See below.

The financial statements of the Funds for the fiscal year ended October 31, 2016, have been audited by KPMG LLP, independent registered public accountants, as stated in their report dated December 22, 2016, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

30.    Please correct the plan to clarify that the manager will bear the costs of the reorganization, and have the manager execute the plan for purposes of bearing the costs.

Response:  In response to Staff’s comments, the Funds have revised the plan as requested.

31.    Please revise the footnote on merger costs to clarify what costs are not borne by the manager, and to provide an estimated cost for the reorganization.

Response:  In response to Staff’s comments, the Funds have revised the footnote as requested.  See below.

The expenses of the reorganization will be borne by the Advisor.  The Advisor will not pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that may result from the Cornerstone Value Fund rebalancing its portfolio in the ordinary course following the reorganization.  The estimated cost of the reorganization is $65,000.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer